UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                   November 2002

ASIA PACIFIC RESOURCES LTD.
(Name of Registrant)

#615-800 West Pender St., Vancouver, British Columbia V6C 2V6
(Address of principal executive offices)

            1.  News Release:         November 27, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F    xxx          Form 40-F ______

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No    xxx

This Form 6-K is incorporated by reference into the prospectus contained within our registration statement on Form F-3 as filed with the Securities and Exchange Commission on August 2, 2002 (SEC File No. 33-97663).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Pacific Resources Ltd.: SEC File No. 0-26636
(Registrant)

Date: November 29, 2002	By:	/s/ Peter Wong

Peter Wong C.A.

November 27, 2002

TRADING SYMBOL: Toronto: APQ	Frankfurt & Stuttgart: APQ
OTCBB: APQCF

NEWS RELEASE

MINERAL RESOURCES BILL PASSES CONSTITUTIONAL CHALLENGE

Asia Pacific Resources Ltd. (the “Company”) is pleased to announce that it has been advised by the Thai Department of Mineral Resources on November 27th that the Thai Constitutional Court has ruled, by a vote of 12-2, that the Mineral Resources Bill is not in breach of the Constitution.

Both the Thai Senate and the Lower House had previously approved the Bill, following which a minority group of Senators petitioned the Constitutional Court to test the constitutionality of the Bill. The Bill will now be submitted to His Majesty the King of Thailand for endorsement, after which it will become law.

The signing into law of the Bill will be a major step forward for the development of an underground mining industry in Thailand. It will now permit the company to make a formal application for a Mining Lease which will lead to Thailand not only becoming self sufficient in potash for fertilizer, but becoming a key supplier into markets in the region. With a projected life of over twenty-five years, the production of fertilizer will create an estimated 900 long-term jobs, together with thousands of jobs in the area from the spin-off benefits. Based on technical and marketing studies, the Company believes that its world scale operations in Thailand will become a significant producer of potash fertilizer in the expanding markets of South East Asia.

Mining of coal, potash and other minerals underground is common in many countries around the world and is successfully carried out with insignificant environmental effects. The Company commissioned an independent review of mining legislation in a number of countries, which demonstrated that the Thailand legislation will be in line with modern international practice. It contains provisions for public involvement in the permitting processes and the protection of landowners through insurance and regulation for any possible damage to their property. International best practice, which will be employed by the Company to manage the issues of subsidence, water and salt, has demonstrated in other countries that damage should not occur.

The Company continues consultation with the local communities in the project area to both understand and address their concerns. The Company is also communicating the benefits of jobs creation, royalties and dividend payments that will flow to both the Government and the communities.

On behalf of the Board of Directors,

“John Bovard”,
President and Chief Executive Officer

For further information, please contact Patrick Cauley at (604)681-8003 or toll-free (in North America) at 1-800-444-9284.

The information provided in this news release may contain forward-looking statements within the meaning of the Safe Harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements are based on Asia Pacific Resources Ltd.’s current expectations and beliefs and are subject to a number of risks and uncertainty that can cause actual results to differ materially from those described in the forward looking statements.